Exhibit 27(d)(xii)

Insurance on Minors Endorsement

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

(A STOCK COMPANY)

Home Office: Purchase, New York

Administrative Office: Clearwater, Florida

INSURANCE ON MINORS ENDORSEMENT

IN THIS ENDORSEMENT, the Primary Insured or the Surviving Insured is named on page 3 of the Policy. Transamerica Financial Life Insurance Company will be referred to as We, Our or Us.

This Endorsement is attached to and forms a part of the Policy.

If the Primary Insured under a single life policy or the Surviving Insured under a joint and last survivor life policy dies before age 14 years and six months (“Insured Minor”), the death benefit payable under all policies issued by Us may not exceed that shown below:

Insured Minor’s Age	Maximum Death Benefit
0 to 4 years and 5 months	The greater of: (a) $25,000; or (b) 25% of the In Force life insurance on the applicant as of the Policy date.

4 years and 6 months to 14 years and 6 months	The greater of: (a) $25,000; or (b) 50% of the In Force life insurance on the applicant as of the Policy date.

As defined in this Endorsement, the Death Benefit is the insurance provided by the Policy and any other life insurance In Force on the life of the Insured Minor as of the date of death. Any amount payable under more than one policy will be paid in the order of issue date. The Death Benefit does not include any: (a) return of premium benefit; or (b) any accidental death benefit.

If the Death Benefit under all policies issued by Us on the Insured Minor is in excess of the maximum death benefit shown above, the Owner may, at any time prior to the Insured Minor’s age 14 years and six months or the Insured Minor’s death, request a refund of the cost of insurance charges attributable to the excess Death Benefit, accumulated to reflect the investment performance of the Subaccounts and the declared interest rate of any funds allocated to the Fixed Account.

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

Vice President

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